Metallica Resources Inc.

Consolidated Interim Financial Statements (unaudited)
as at March 31, 2008 and December 31, 2007, and for the
three month periods ended March 31, 2008 and 2007

Metallica Resources Inc.
Consolidated Balance Sheets
(unaudited)
U.S. dollars (000's, except share data)

	March 31,	December 31,
	2008	2007
Assets
Current assets:
Cash and cash equivalents	$17,104	$17,127
Value-added tax and other receivables	4,879	3,777
Inventory (Note 4)	13,572	11,668
Deposits and prepaid expenses	1,740	1,418
Future income tax assets	7,995	4,194
	45,290	38,184

Mineral properties, plant and equipment (Note 5)	104,820	102,034
Other assets	1,046	804

Total assets	$151,156	$141,022

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$9,372	$7,818

Restricted stock units (Note 9(d))	324	1,015
Asset retirement obligation (Note 7)	1,821	1,481
Other liabilities (Note 8)	632	700
Future income tax liabilities	14,068	9,470
	26,217	20,484
Shareholders' equity:
Share capital – 93,187,076 common shares
(2007: 92,773,665) (Note 9(a))	136,772	135,832
Contributed surplus	1,485	1,485
Warrants (Note 9(b))	10,360	10,360
Stock options (Note 9(c))	3,524	3,405
Accumulated other comprehensive loss	(14)	(24)
Deficit	(27,188)	(30,520)
	124,939	120,538

Total liabilities and shareholders' equity	$151,156	$141,022

Nature of operations (Note 1)
Contingencies (Note 15)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit
(unaudited)
U.S. dollars (000's, except share data)

	Three Months Ended March 31,
	2008	2007
Revenues:
Gold	$14,853	$--
Silver	3,594	--
	18,447	--
Operating costs:
Production costs	10,279	--
Depreciation and amortization	671	--
	10,950	--
Operating income	7,497	--

Other expense (income):
General and administrative	1,857	965
Exploration and business development	230	117
Restricted stock units	281	235
Foreign exchange (gain) loss	311	(168)
Interest income	(143)	(412)
	2,536	737

Net income (loss) before income taxes	4,961	(737)

Income tax expense (Note 10)	(1,629)	(20)

Net income (loss)	3,332	(757)

Deficit at beginning of period	(30,520)	(21,900)

Deficit at end of period	$(27,188)	$(22,657)

Basic net income (loss) per share	$0.04	$(0.01)
Diluted net income (loss) per share	$0.03	$(0.01)

Weighted average number of common shares outstanding:
Basic	92,987,116	92,114,490
Diluted (Note 9(e))	101,650,218	92,114,490

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
U.S. dollars (000's)

	Three Months Ended March 31,
	2008	2007

Net income (loss)	$3,332	$(757)
Net unrealized gain (loss) on available-for-sale securities	10	(6)

Comprehensive income (loss)	$3,342	$(763)

Metallica Resources Inc.
Consolidated Statement of Accumulated Other Comprehensive Loss
(unaudited)
U.S. dollars (000's)

Three Months
Ended March
31, 2008

Balance at December 31, 2007	$(24)
Net unrealized gain on available-for-sale securities	10

Accumulated other comprehensive loss	$(14)

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Cash Flows (unaudited)
U.S. dollars (000's)

	Three Months Ended March 31,
	2008	2007

Cash flows provided from (used for) operating activities
Net income (loss)	$3,332	$(757)
Non-cash items:
Depreciation and amortization	691	17
Stock-based compensation expense	419	207
Restricted stock unit expense	317	235
Future income tax expense	797	--
Other	69	232
Changes in non-cash working capital and other assets and liabilities (Note 11)	(2,675)	(2,294)
	2,950	(2,360)

Cash flows used for investing activities
Mineral properties, plant and equipment	(3,377)	(6,666)
Deposits for construction	(230)	--
	(3,607)	(6,666)

Cash flows provided from financing activities
Proceeds from exercise of stock options	634	479
	634	479

Decrease in cash and cash equivalents	(23)	(8,547)

Cash and cash equivalents, beginning of period	17,127	44,610

Cash and cash equivalents, end of period	$17,104	$36,063

Cash and cash equivalents consist of:
Cash on hand	$1,279	$1,727
Short-term investments	15,825	34,336
	$17,104	$36,063

Non-cash investing activities:
Increase in accounts payable and other liabilities related to mineral properties, plant and equipment	$257	$1,006
Income tax payments	$1,050	$22

The accompanying notes are an integral part of these interim consolidated financial statements.

Metallica Resources Inc.
Notes to Consolidated Financial Statements
(unaudited)
U.S. dollars

1.

Nature of Operations

Metallica Resources Inc. (the "Company") operates the Cerro San Pedro gold and silver mine in Mexico and is engaged in the acquisition, exploration and development of precious and base metal mineral deposits throughout the Americas.

Commercial production commenced at the Cerro San Pedro mine on May 1, 2007. All revenues and operating costs incurred after May 1, 2007 are reflected in the Company's statement of operations.

On March 31, 2008, the Company entered into an agreement with respect to a proposed business combination between the Company, New Gold Inc. and Peak Gold Ltd. The agreement provides that holders of common shares of the Company would receive 0.9 shares of New Gold Inc., and the holders of common shares of Peak Gold Ltd. would receive 0.1 shares of New Gold Inc. The transaction is subject to due diligence reviews, approvals by the board of directors and shareholders of each party, and other conditions precedent. In the event that the Company terminates the transaction as a result of a superior offer, as defined, the Company would be required to pay a termination fee of $22.0 million. In the event that the transaction is terminated by New Gold or Peak Gold due to a superior offer, a termination fee of $8.0 million and $18.0 million, respectively, must be paid by the terminating party, of which the Company is entitled to receive 50%. The parties are required to use their best efforts to enter into a definitive agreement by May 9, 2008, with closing to be completed by July 2, 2008.

2.

Basis of Presentation and New Accounting Policies

These interim consolidated financial statements of Metallica Resources Inc. have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2007. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made. The interim results are not necessarily indicative of results for a full year.

3.

Adoption of New Accounting Standards

During the quarter, the Company adopted four new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountants: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3031, Inventories ("Section 3031"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863").

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. See Note 13 to these unaudited consolidated interim financial statements for disclosures relating to Section 1535.

Section 3031 provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory. This standard had no impact on the Company's consolidated financial statements.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. See Note 14 to these unaudited consolidated interim financial statements for disclosures relating to Sections 3862 and 3863.

Effective January 1, 2009, the Company will adopt Section 3064 which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

4.

Inventory

Inventory consisted of the following:

(000's)	March 31, 2008	December 31, 2007
Ore on leach pad	$11,047	$10,255
Gold and silver doré	2,317	1,281
Reagents and supplies	208	132

	$13,572	$11,668

5.

Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the three month period ended March 31, 2008 are summarized as follows:

Balance at				Plant
December 31, 2007	Mineral	Deferred	Construction	and		Accumulated
(000's)	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Total

Cerro San Pedro, Mexico	$24,497	--	--	$73,426	$97,923	$2,352	$95,571
El Morro, Chile	--	257	--	--	257	--	257
Rio Figueroa, Chile	998	3,152	--	--	4,150	--	4,150
Other Projects, Chile	55	15	--	--	70	--	70
Alaska Peninsula, USA	345	1,129	--	--	1,474	--	1,474
Liberty Bell, USA	28	340	--	--	368	--	368
Other	--	--	--	335	335	191	144

Balance at December 31, 2007	25,923	4,893	--	73,761	104,577	2,543	102,034

2008 Additions

Cerro San Pedro, Mexico	509	--	2,455	618	3,582	1,098	2,484
El Morro, Chile	--	64	--	--	64	--	64
Rio Figueroa, Chile	26	67	--	--	93	--	93
Other Projects, Chile	--	--	--	--	--	--	--
Alaska Peninsula, USA	--	23	--	--	23	--	23
Liberty Bell, USA	80	55	--	--	135	--	135
Other	--	--	--	8	8	21	(13)

2008 Additions	615	209	2,455	626	3,905	1,119	2,786

Balance at
March 31, 2008

Cerro San Pedro, Mexico	25,006	--	2,455	74,044	101,505	3,450	98,055
El Morro, Chile	--	321	--	--	321	--	321
Rio Figueroa, Chile	1,024	3,219	--	--	4,243	--	4,243
Other Projects, Chile	55	15	--	--	70	--	70
Alaska Peninsula, USA	345	1,152	--	--	1,497	--	1,497
Liberty Bell, USA	108	395	--	--	503	--	503
Other	--	--	--	343	343	212	131

Balance at March 31, 2008	$26,538	$5,102	$2,455	$74,387	$108,482	$3,662	$104,820

In January 2008, the Company entered into a 50-year Mining Lease Agreement (the "Agreement") with the owners of certain Alaskan mining concessions located within the Company's Liberty Bell project area of interest. The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 2012, and minimum royalty payments as follows:

Payment
Amount	Due Date
$25,000	September 2008
$50,000	January 2009
$25,000	September 2009
$50,000	September 2010
$150,000	September 2011
$200,000	September 2012
$200,000	September 2013
$250,000	September 2014
$250,000	September 2015
$300,000	September 2016
$100,000	September 2017 and each
year thereafter through
the end of the lease term

In the event that the Company delivers a feasibility study on the property prior to September 2017, the minimum annual royalty payment for all subsequent periods through the end of the lease term will be $100,000 per year.

The owners retained a sliding scale net smelter return ("NSR") royalty from all minerals produced and sold from the claims that ranges from 0.5% at gold prices of $300 or less, to 5.0% at gold prices of $1,000 or more. Minimum royalty payments are applied to reduce future amounts owed under the NSR royalty. The Company has an option to convert the sliding scale NSR royalty to a fixed 4.0% NSR royalty for a payment of $1.0 million within two years of commencement of commercial production.

6.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro project at a rate of $1,250 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $35,000 and $30,400 for the three months ended March 31, 2008 and 2007, respectively.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro project. The agreement currently provides for consulting fees of $7,188 per month. The Company has incurred consulting fees pursuant to this agreement totaling $21,500 and $18,750 for the three months ended March 31, 2008 and 2007, respectively.

7.

Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

(000's)
Balance at December 31, 2007	$1,679
Additional reclamation provision	312
Accretion	31
Disbursements	(10)

Balance at March 31, 2008	2,012
Less current portion, included in accounts payable and accrued liabilities	(191)

Non-current portion	$1,821

The asset retirement obligation was calculated as the net present value of the estimated future cash outflows, which totaled $3.2 million as of March 31, 2008. The present value of the estimated future cash outflows assumed a long-term inflation rate of 2.5% to 3.0%, and has been discounted using credit-adjusted risk-free rates of 6.5% to 9.0%. Accretion of the asset retirement obligation for the three months ended March 31, 2008 was included in production costs in the statement of operations.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the estimated mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

8.

Other Liabilities

Other liabilities included amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro mine over a period of approximately ten years. The Company has recorded the present value of the liability at fair value using a 7.0% discount rate. Accretion expense was included in production costs in the statement of operations. The fair value of the liability at March 31, 2008 was $0.8 million, of which $0.2 million was included in accounts payable and accrued liabilities.

9.

Share Capital

a)

Common shares issued and outstanding

(000's)	Shares	Amount
Balance at December 31, 2007	92,774	$135,832
Exercise of stock options for cash	412	634
Fair value of stock options exercised	--	300
Shares issued for retirement plan	1	6

Balance at March 31, 2008	93,187	$136,772

b)

Warrants

On December 20, 2006, the Company issued 3.8 million common share purchase warrants in conjunction with a private placement equity financing. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of March 31, 2008, none of the warrants had been exercised.

On December 11, 2003, the Company issued 19.4 million common share purchase warrants in conjunction with a public equity offering, of which 19.2 million were outstanding at March 31, 2008. Each warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 through December 11, 2008. No warrants were exercised during the three months ended March 31, 2008.

c)

Stock options

The following table summarizes stock options outstanding and changes in fair value of stock options as of March 31, 2008:

	Weighted
	Average	Stock
	Exercise	Options	Amount
	Price	Outstanding	(US$)
	(Cdn$)	(000's)	(000's)
Balance at December 31, 2007	$3.17	3,067	$3,405
Stock options granted	5.66	116	--
Compensation cost recognized	--	--	421
Exercise of stock options for cash	1.54	(412)	--
Fair value of stock options exercised	--	--	(300)
Forfeited stock options	5.05	(1)	--
Fair value of stock options forfeited	--	--	(2)

Balance at March 31, 2008	$3.51	2,770	$3,524

Exercisable at March 31, 2008	$2.99	1,708

The total fair value of options granted during the three months ended March 31, 2008 was $0.3 million. These options vest over a two-year period.

The fair value of options granted in 2008 has been calculated using the Black-Scholes Option Pricing Model with the following assumptions:

2008 Grants

Risk-free interest rate (Canada)	3.47%
Expected dividend yield	0.0%
Expected price volatility	55%
Expected life of option	3.6 years

Option pricing models require the input of highly subjective assumptions including the price volatility of the Company's common shares. Changes in the subjective input assumptions can materially affect the fair value estimate.

d)

Restricted stock units

The Company's restricted stock unit ("RSU") plan provides for the Company's directors to grant RSUs subject to vesting and other conditions as determined by the directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. RSU expense is recorded over the three-year vesting period. The following table summarizes RSUs outstanding as of March 31, 2008:

Date of	Date of	Number of RSUs	Fair Value
Grant	Settlement	(000's)	(000's)
March 9, 2006	March 9, 2009	250	$1,007
May 24, 2007	May 24, 2010	184	307
December 13, 2007	December 13, 2010	30	17

Balance at March 31, 2008			1,331
Less current maturities, included in current liabilities			(1,007)

Non-current portion			$324

e)

Diluted net income per share

Diluted net income per share for the three months ended March 31, 2008 was calculated based on the following weighted average number of shares outstanding:

Basic weighted average number of shares outstanding	92,987,116
Effect of dilutive securities:
Stock options	868,819
Share purchase warrants	7,794,283

Diluted weighted average number of shares outstanding	101,650,218

10.

Income Taxes

The Company has recorded income tax expense of $1.6 million in the current period, of which $0.8 million was current and $0.8 million was deferred, based on a forecasted effective tax rate for 2008 of 32.8%. Based on management's earnings estimate for 2008, $4.8 million of future tax assets have been reclassified from non-current to current at March 31, 2008.

11.

Changes in Non-cash Working Capital and Other Assets

Cash flows from changes in non-cash working capital and other assets are summarized as follows:

	Three Months Ended
(000's)	March 31,
	2008	2007
Value added tax and other receivables	$(1,102)	$(206)
Inventory	(1,436)	(1,567)
Deposits and prepaid expenses	(322)	(498)
Accounts payable and accrued liabilities	207	(6)
Other assets and liabilities	(22)	(17)
Decrease in non-cash working capital and other assets and liabilities	$(2,675)	$(2,294)

12.

Segment Information

The Company operates in one business segment, that being the exploration, development and extraction of precious and base metals in geographic segments principally in Mexico, Chile, and the United States. The Mexico segment consists of the Cerro San Pedro mine, which commenced commercial production on May 1, 2007. The Chile segment includes exploration activities on the El Morro, Rio Figueroa and other Chile projects. The United States segment includes exploration activities on the Alaska Peninsula and Liberty Bell projects, and operations from the Company's management office. Capital expenditures by industry segment are presented in Note 5. A summary of capital assets and revenues by industry segment are as follows:

(000's)	March 31, 2008
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$98,055	$--	$--	$98,055
Non-producing	--	4,634	2,131	6,765
	$98,055	$4,634	$2,131	$104,820

Gold revenues	$14,853	$--	$--	$14,853
Silver revenues	3,594	--	--	3,594
Segment revenues	$18,447	$--	$--	$18,447

Segment net income (loss)	$5,894	$(165)	$(2,397)	$3,332

(000's)	March 31, 2007
			United
Property, plant and equipment	Mexico	Chile	States	Total
Producing	$--	$--	$--	$--
Non-producing	88,344	3,090	1,281	92,715
	$88,344	$3,090	$1,281	$92,715

Segment revenues	$--	$--	$--	$--
Segment net loss	$(23)	$(60)	$(674)	$(757)

13.

Capital Management

The capital structure of the Company consists of equity attributable to common shareholders and includes share capital, contributed surplus, warrants, stock options, accumulated other comprehensive income and deficit.

The Company manages its capital to maximize its ability to be able to continue as a going concern and have sufficient capital to develop its mining projects and take them to production. The Company's present overall capital risk management strategy remains unchanged from 2007.

The Company is not subject to any externally imposed capital requirements.

14.

Financial Instruments

The fair values of financial instruments at March 31, 2008 and December 31, 2007 is summarized as follows:

(000's)	March 31, 2008		December 31, 2007
	Estimated	Carrying	Estimated	Carrying
Financial Assets	Fair Value	Value	Fair Value	Value
Cash and cash equivalents	$17,104	$17,104	$17,127	$17,127
Value added tax and other
receivables	4,879	4,879	3,777	3,777

	$21,983	$21,983	$20,904	$20,904
Financial Liabilities
Accounts payable and accrued
liabilities	$9,372	$9,372	$7,818	$7,818

Fair values of financial assets and liabilities are made on the balance sheet date based on market information, if available, or other information about the financial instruments.

The Company reviews the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfill an obligation and cause the other party to incur a financial loss. With respect to gold and silver sales, credit risk is minimal as title does not pass to the buyer until the cash is received. The Company's credit risk is limited to cash and cash equivalents, and value-added tax and other receivables. The Company invests its cash balances in high grade Canadian and U.S. dollar debt securities, and not asset-backed commercial paper, in accordance with its Board approved investment policy. Value-added tax receivables represent amounts owed to the Company by the Mexican government for goods and services purchased in Mexico, all of which are expected to be collected in 2008.

Currency Risk

The Company principally operates in Canada, Mexico and the United States, and to a much lesser extent, Chile, and is therefore exposed to currency fluctuations denominated in currencies other than the U.S. dollar, the Company's functional currency. The Company's cash and cash equivalents, valued added tax and other receivables, and accounts payable and accrued liabilities that are held in Canadian dollars and Mexican pesos are therefore subject to fluctuations against the U.S. dollar, which may have an impact on the profitability of the Company. The Company does not have any currency hedges in place to mitigate this risk.

Financial assets and liabilities held in Canadian dollars and Mexican pesos as of March 31, 2008 are as follows:

(000's)	March 31, 2008
	Canadian		Mexican
Financial Asset and Liabilities	dollars		pesos
Cash and cash equivalents	$6,845	P$	4,193
Value added tax and other
receivables	52		50,967
Accounts payable and accrued
liabilities	(446)		(28,890)

Net financial assets	$6,451	P$	26,270

U.S. dollar equivalent	$6,305	P$	2,455

A 10% strengthening (weakening) in the March 31, 2008 exchange rates for the above currencies relative to the U.S. dollar would have resulted in an increase (decrease) in net income of approximately $0.8 million or ($1.0) million, respectively. There would have been no effect on accumulated other comprehensive loss.

Interest Rate Risk

The Company's interest rate risk is limited to the risk that the fair value of future cash flows from a financial instrument will fluctuate as a result of changes in market prices. The Company's financial assets and liabilities are not exposed to significant interest rate risk due to their short-term nature. The Company's investment policy focuses on the preservation of capital and limits investments of excess cash into high grade Canadian and U.S. dollar debt securities.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company has an extensive planning and budgeting process in place to determine the funds required to support its ongoing operating requirements and capital expenditure plans. The Company manages liquidity by appropriately using a line of credit, if required, to meet its short-term operating requirements, after taking into account expected cash flow from operations, the exercise of warrants and holdings of cash and cash equivalents. The Company does not invest in asset-backed commercial paper.

Commodity Price Risk

The Company is subject to price risk for fluctuations in the market price of gold and silver. The Company's earnings and cash flows are subject to price risk due to fluctuations in the market price of gold and, to a lesser extent, silver. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond our control, including:

  the strength of the U.S. economy and the economies of other industrialized and developing nations;

  global or regional political or economic crises;

  the relative strength of the U.S. dollar and other currencies expectations with respect to the rate of inflation;

  interest rates;

  purchases and sales of gold by central banks and other holders;

  demand for jewelry containing gold; and

  investment activity, including speculation, in gold as a commodity.

The Company has elected not to enter into hedging activities to mitigate gold or silver price risk.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control. The Company has not entered into any hedging activities to mitigate these price risks.

15.

Contingencies

In 2007, the Company terminated its mining contract with its mining contractor at the Cerro San Pedro mine. The mining contractor maintains that it was not paid for all amounts owed under the mining contract, including early contract termination fees, and has filed an arbitration claim against the Company for $16.6 million plus value added taxes. The Company has filed a counterclaim against the mining contractor for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against various governmental agencies, who are seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company's operations may be negatively impacted.